Exhibit 99.2

PicS N.V. Amsterdam Report on the annual accounts 2025

PicS N.V. Table of contents Page 1. ACCOUNTANT'S REPORT 1. Accountant's compilation report 2. General 2 3 2. FINANCIAL STATEMENTS 1. Balance sheet as at 31 December 2025 2. Income statement for the year 2025 3. Notes to the financial statements 4. Notes to the balance sheet 5. Notes to the income statement 6. Other notes 5 6 7 11 15 16

PicS N.V. 1. ACCOUNTANT'S REPORT

Peak Accountancy Services B.V. is statutory seated in Rotterdam (Chamber of Commerce, number 51196948). All our services are exclusively governed by our general terms and conditions, published on our website. Peak Accountancy Services B.V. is a wholly owned subsidiary of Crowe Peak B.V., a member of Crowe Global, a Swiss verein. Each member firm of Crowe Global is a separate and independent legal entity. Peak Accountancy Services B.V. and its affiliates are not responsible or liable for any acts or omissions of Crowe Global or any other member of Crowe Global. Crowe Global does not render any professional services and does not have an ownership or partnership interest in Peak Accountancy Services B.V. © 2023 Peak Accountancy Services B.V. Crowe Peak 2 Jan Leentvaarlaan 50 - 60 3065 DC Rotterdam - NL P.O. Box 4308 3006 AH Rotterdam - NL +31(0) 88 2055 000 Main E - mail: info@crowe - peak.nl Website: www.crowe - peak.nl To the Board of Directors of PicS N.V. Stroombaan 10 1181 VX Amstelveen Rotterdam, 28 May 2026 503192 Dear Directors, We hereby offer you the report concerning the annual report 2025 for PicS N.V., Amsterdam. 1.1 ACCOUNTANT'S COMPILATION REPORT The financial statements of PicS N.V., Amsterdam, have been compiled by us using the information provided by you. The financial statements comprise the balance sheet as at 31 December 2025 and the income statement for the year 2025 for the year then ended with the accompanying explanatory notes. These notes include a summary of the accounting policies which have been applied. This compilation engagement has been performed by us in accordance with Dutch law, including the Dutch Standard 4410, 'Compilation engagements', which is applicable to accountants. The standard requires us to assist you in the preparation and presentation of the financial statements in accordance with Part 9 of Book 2 of the Dutch Civil Code. To this end we have applied our professional expertise in accounting and financial reporting. In a compilation engagement, you are responsible for ensuring that you provide us with all relevant information and that this information is correct. Therefore, we have conducted our work, in accordance with the applicable regulations, on the assumption that you have fulfilled your responsibility. To conclude our work, we have read the financial statements as a whole to consider whether the financial statements as presented correspond with our understanding of PicS N.V. We have not performed any audit or review procedures which would en - able us to express an opinion or a conclusion as to the fair presentation of the financial statements. During this engagement we have complied with the relevant ethical requirements prescribed by the 'Verordening Gedrags - en Beroepsregels Accountants' (VGBA). You and other users of these financial statements may therefore assume that we have conducted the engagement in a professional, competent and objective manner and with due care and integrity and that we will treat all information provided to us as confidential. For further information on the nature and scope of a compilation engagement and the VGBA we refer you to www.nba.nl/uitleg - samenstellingsverklaring.

Compilation report issued 28 May 2026 PicS N.V. 3 1.2 GENERAL Amendment of the articles of association The company's Articles of Association were amended on January 29, 2026. At that time, the name and legal form of the company were changed from Picpay Holdings Netherlands B.V. to PicS N.V. Rotterdam, 28 May 2026 Peak Accountancy Services B.V. Digitaal ondertekend door D.D.I. Istha D.D.I. Istha AA

PicS N.V. 2. FINANCIAL STATEMENTS

PicS N.V. 5

2.1 BALANCE SHEET AS AT 31 DECEMBER 2025
(After proposal appropriation of result)

	Note	31-12-2025 BRL	31-12-2025 BRL	31-12-2024 BRL	31-12-2024 BRL
ASSETS					
FIXED ASSETS					
Financial fixed assets	1		2,563,361,619		1,398,292,001
Non-current assets			2,563,361,619		1,398,292,001
CURRENT ASSETS					
Receivables	2		174,062,501		22,682,576
Cash and cash equivalents	3		27,383,279		24,533,755
Current assets			201,445,780		47,216,331
			2,764,807,399		1,445,508,332
EQUITY AND LIABILITIES					
Equity					
Share capital	4	5		5	
Share premium reserve	5	2,583,822,476		1,400,451,821	
Other reserves	6	83,905,205		(249,167)	
			2,667,727,686		1,400,202,659
Current liabilities	7		97,079,713		45,305,673
			2,764,807,399		1,445,508,332

Compilation report issued 28 May 2026

PicS N.V. 6 2.2 INCOME STATEMENT FOR THE YEAR 2025 2024 2025 BRL BRL BRL BRL - 40,253,157 8 Expenses of employee benefits 424,740 6,080,290 9 Other operating expenses 424,740 46,333,447 Sum of expenses (424,740) (46,333,447) OPERATING RESULT 175,573 (837,311) 10 Financial income and expenses (249,167) (47,170,758) RESULT BEFORE TAX - - Corporate income tax (249,167) (47,170,758) RESULT AFTER TAX Compilation report issued 28 May 2026

Compilation report issued 28 May 2026 PicS N.V. 7 2.3 NOTES TO THE FINANCIAL STATEMENTS ENTITY INFORMATION Registered office, legal form and registration number at the Chamber of Commerce The actual address of PicS N.V. is Stroombaan 10, 1181 VX in Amstelveen, the registered office of the legal entity is Amsterdam. PicS N.V. is registered at the Chamber of Commerce under number 92410456. GENERAL NOTES The most important activities of the entity The activities of PicS N.V. are: - To incorporate, in any manner to participate in, to manage and to supervise businesses, companies and other legal entities; - To finance businesses, companies and other legal entities; - To borrow, including the lending and raising of funds, to issue bonds debentures or other securities, and to enter into related agreements; - To give advice and to provide services to businesses, companies and other legal entities with which the company is affiliated in a group, and to third parties; - To issue guarantees, to commit the company and to encumber assets of the company for the benefit of businesses, companies and other legal entities with which the company is affiliated in a group and for the benefit of third parties; - To invest capital and to invest moneys in real property, shares and bonds, to acquire, dispose of, manage and operate real property, personal property, securities and other goods, including patents, trademark rights, licences, permits and other industrial property rights, to manage pension funds and to perform all the work and develop projects that may be conducive to achieving the above objects; - To perform all kinds of industrial, financial and commercial activities, as well as any and all things that are related or may be conducive to the above, all of this in the broadest sense of the word. Disclosure of going concern As at December 31, 2025, the Company has a positive equity amounting to BRL 2,667,727,686 (2024: BRL 1,400,202,659) with a negative result for the year of BRL 47,170,758 (2024: BRL 249,167 negative). The negative result follows from the Dutch Accounting Principles used in these statutory financial statements in which participations are valued at cost. The equity value of these participations as per December 31, 2025 based on IFRS amounts to BRL 3,762,737,724, and Investments results amounts to BRL 1,128,163,695 (Picpay Participações e Investimentos Ltda. negative result amounts to BRL 3,475,352 and PicS Ltda. result amounts to BRL 1,131,639,047). Disclosure of group structure The Company's Articles of Association were amended on January 29, 2026. At that time, the name and legal form of the company were changed from Picpay Holdings Netherlands B.V. to PicS N.V. PicS N.V. is a member of the corporate group headed by J&F Participações S.A., a privately held holding company that invests in and develops businesses through equity interests in other entities. Focused on the financial sector, J&F Participações S.A., through its investees, offers a broad range of products and services to both retail and corporate clients. As of December 31, 2025, PicS N.V. held direct interests of 99.61% in PicS Ltd, 100% in PicPay Participações e Investimentos Ltda and 100% in PicPay Holding Ltda, thereby acting as the controlling shareholder of the PicPay Group of entities (PicPay Group). The PicPay Group’s principal executive offices are located in São Paulo, State of São Paulo, Brazil. The Group performs activities related to digital payments, banking, lending, merchant acquiring and investments through the following regulated entities: PicPay Instituição de Pagamento S.A. (“PicPay”), which is authorized by the Brazilian Central Bank (“BACEN”) to operate as a payment institution in the capacities of issuer of electronic currency, issuer of post - paid payment instruments and acquirer; PicPay Bank – Banco Múltiplo S.A. (“PicPay Bank”), which is authorized by BACEN to operate as a multi - purpose bank and to conduct commercial, credit, financing and investment activities as well as foreign - exchange transactions; PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (“PicPay Invest”), which is authorized by BACEN to operate as a securities broker and by the Brazilian Securities Commission (“CVM”) to provide custodian, fiduciary administration and trustee services; and Crednovo Sociedade de Empréstimo Entre Pessoas S.A. (“Crednovo”), a peer - to - peer lending fintech authorized by BACEN to intermediate credit transactions between lenders and borrowers. Disclosures about estimates, judgements, assumptions and uncertainties In applying the principles and policies for preparing the financial statements, the directors of PicS N.V. make different estimates and judgments that may be essential to the amounts disclosed in the financial statements. If it is necessary in order to provide the transparency required under Book 2, article 362, paragraph 1, the nature of these estimates and judgments, including related assumptions, is disclosed in the notes to the relevant financial statement item. The exemption of consolidation in connection with the application of Section 2:408 PicS N.V. forms a group together with J&F Participações S.A. in São Paulo, Brazil. Because the information of PicS N.V. is part of the consolidation of J&F Participações S.A., consolidation has been dispensed pursuant to section 408, sub 1, under b of Book 2 of the Dutch Civil Code. Copies of the consolidated financial statements of J&F Participações S.A. are available at the Trade Register of the Chamber of Commerce in the Netherlands.

Compilation report issued 28 May 2026 PicS N.V. 8 GENERAL ACCOUNTING PRINCIPLES The accounting standards used to prepare the financial statements The financial statements have been prepared in accordance with the provisions of Title 9, Book 2 of the Dutch Civil Code and the Dutch Accounting Standards, as published by the Dutch Accounting Standards Board ('Raad voor de Jaarverslaggeving'). Assets and liabilities are generally valued at historical cost, production cost or at fair value at the time of acquisition. If no specific valuation principle has been stated, valuation is at historical cost. Where the current year method of classification deviates from the prior year, the comparative figures have been adjusted. Disclosure of changes in accounting policies The accounting principles and method of determining the result are the same as those used in the previous year, with the exception of the changes in accounting policies set out in the relevant sections . Where the current year accounting principles deviates from prior year, the comparative figures have been adjusted . Conversion of amounts denominated in foreign currency Items included in the financial statements of PicS N.V. are valued with due regard for the currency in the economic environment in which the corporation carries out most of its activities (the functional currency). The financial statements are denominated in BRL; this is both the functional currency and presentation currency of PicS N.V. Basis of conversion and processing of exchange rate differences relating to foreign currency transactions for the balance sheet Monetary assets and liabilities in foreign currencies are translated into the closing rate of the functional currency on the balance sheet date. The foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement of monetary items denominated in foreign currency at period - end exchange rates are recognized in the income statement, unless hedge accounting has been applied. Non - monetary assets valued at historical cost in a foreign currency are translated into the exchange rate prevailing at the transaction date. Non - monetary items are not retranslated at the period - end. Non - monetary assets valued at fair value in a foreign currency are translated into the exchange rate at the date when the fair value was determined.

Compilation report issued 28 May 2026 PicS N.V. 9 Share based payments The Company operates share - based payment arrangements, including equity - settled share option plans for employees and members of management . Equity - settled share - based payments are measured at the fair value of the equity instruments granted at the grant date, in accordance with RJ 275 . The Company measures equity settled share - based payment awards at the grant date fair value of the equity instruments granted . The fair value of equity - settled awards was measured at the respective grant dates using a pricing methodology in which the fair value of the incentive can be measured as a percentage of the Company’s valuation at measurement date (i.e. , grant date) taking into consideration the premises of right acquisition subject to the period of acquisition set up by the plan. The grant date fair value is recognized as an expense, with a corresponding increase in equity. The amount recognized is based on the number of equity instruments that are expected to be vested. At each reporting date, the Company revises the number of awards that are expected to be vested based on the best available information about the fulfilment of the service conditions and the nonmarket performance conditions (the liquidity event). During the year ended December 31, 2025, the Company assessed that the liquidity condition (IPO or private placement) was likely to be achieved. The Company granted the counterparty a share - based payment transaction with an equity component, that is, awards that may be settled through equity instruments and include a debt component. Under the long - term incentive plan, certain employees were granted the right to choose whether the share - based payment transaction will be settled in cash or through the issuance of equity instruments, which means that the Company granted a compound financial instrument. For the remaining employees, the awards provide only for settlement through the issuance of equity instruments. In these compound financial instruments, the arrangement includes a debt component (i.e. , the counterparty’s right to demand payment in cash) and an equity component (i.e. , the counterparty’s right to demand settlement in equity instruments rather than in cash). For share - based payment transactions, including transactions with employees, the Company shall measure the fair value of the compound financial instrument at the measurement date, taking into consideration the terms and conditions under which the rights to cash or equity instruments were granted. The Company shall first measure the fair value of the debt component and subsequently measure the fair value of the equity component, considering that the counterparty must forfeit the right to receive cash in order to receive the equity instrument. The fair value of the compound financial instrument is equal to the sum of the fair values of the two components. The Company shall account separately for the services received in respect of each component of the compound financial instrument. For the debt component, the Company shall recognize the services acquired, and a liability to pay for those services, as the counterparty renders service, in accordance with the requirements applying to cash - settled share - based payment transactions. For the equity component, the Company shall recognize the services received, and an increase in equity, as the counterparty renders service, in accordance with the requirements applying to equity - settled share - based payment transactions. At the date of settlement, the Company shall remeasure the liability to its fair value. If the Company issues equity instruments on settlement rather than paying cash, the liability shall be transferred directly to equity, as the consideration for the equity instruments issued. If the Company pays in cash on settlement rather than issuing equity instruments, that payment shall be applied to settle the liability in full. Any equity component previously recognized shall remain within equity. By electing to receive cash on settlement, the counterparty forfeited the right to receive equity instruments. However, this requirement does not preclude the Company from recognizing a transfer within equity, i.e. a transfer from one component of equity to another. Financial instruments Listed securities that are held for trading are carried at current value (fair value). The fair value of listed securities is the same as the market price. Listed bonds that are not held for trading are measured at amortised cost. Securities other than listed securities are valued at historical cost or lower fair value. In the latter situation, the fair value is estimated in accordance with generally accepted valuation models and techniques. Fair value gains of securities measured at fair value are directly recognised in the profit and loss account. Fair value losses of securities measured at fair value are also directly recognised in the profit and loss account. Transaction costs directly attributable to the acquisition of securities are directly recognised in the profit and loss account. ACCOUNTING PRINCIPLES Financial assets Participating interests are valued at cost (in agreement with Article 408, Part 9, Book 2 of Dutch Civil Code) less impairment losses. Dividends are recognized in the income statement as financial income and expenses.

Compilation report issued 28 May 2026 PicS N.V. 10 Impairment of non - current assets On each balance sheet date, PicS N.V. assesses whether there are any indications that a fixed asset may be subject to impairment. If there are such indications, the recoverable amount of the asset is determined. If it is not possible to determine the recoverable amount of the individual asset, the recoverable amount of the cash - generating unit to which the asset belongs is determined. An impairment occurs when the carrying amount of an asset is higher than the recoverable amount; the recoverable amount is the higher of the realisable value and the value in use. An impairment loss is directly recognised in the profit and loss account while the carrying amount of the asset concerned is concurrently reduced. The realisable value is initially based on a binding sale agreement; if there is no such agreement, the realisable value is determined based on the active market, whereby usually the prevailing bid price is taken as market price. For the determination of the value in use, an estimate is made of the future net cash flows in the event of continued use of the asset / cash - generating unit; these cash flows are discounted. If it is established that an impairment that was recognised in the past no longer exists or has reduced, the increased carrying amount of the asset concerned is set no higher than the carrying amount that would have been determined if no impairment value adjustment for the asset concerned had been reported. An impairment of goodwill is not reversed. Receivables Receivables are initially valued at the fair value of the consideration to be received, including transaction costs if material. Receivables are subsequently valued at the amortised cost. If there is no premium or discount and there are no transaction costs, the amortised cost equals the nominal value of the accounts receivable. Provisions for bad debts are deducted from the carrying amount of the receivable. Prepayments and accrued income Deferred direct offering costs were capitalised and consisted of fees and professional expenses incurred and directly attributable to the sale of our common stock in the Initial Public Offering (IPO), including the legal, printing and other offer related costs. The deferred offering costs will be charged to shareholders equity upon the completion of the proposed IPO. If the proposed IPO proves to be unsuccessful, these deferred offering costs, as well as additional expenses incurred, will be charged to operations. Cash and cash equivalents Cash at banks and in hand represent cash in hand, bank balances and deposits with terms of less than twelve months. Overdrafts at banks are recognised as part of debts to lending institutions under current liabilities. Cash at banks and in hand is valued at nominal value. Current liabilities On initial recognition current liabilities are recognised at fair value. After initial recognition current liabilities are recognised at the amortised cost, being the amount received taking into account premiums or discounts and minus transaction costs. This is usually the nominal value. Accounting principles for determining the result The result is the difference between the realisable value of the goods/services provided and the costs and other charges during the year. The results on transactions are recognised in the year in which they are realised. Expenses of employee benefits The benefits payable to personnel are recorded in the income statement on the basis of the employment conditions. Other operating expenses Costs are determined on a historical basis and are attributed to the reporting year to which they relate. Financial income and expenses Interest income and expenses are recognised on a pro rata basis, taking account of the effective interest rate of the assets and liabilities to which they relate. In accounting for interest expenses, the recognised transaction expenses for loans received are taken into consideration. Exchange differences that arise from the settlement or translation of monetary items are recorded in the profit and loss account in the period in which they occur, unless hedge - accounting is applied. Income tax expense Tax on the result is calculated based on the result before tax in the income statement, taking account of the losses available for set - off from previous financial years and exempt profit components and after the addition of non - deductible costs. Due account is also taken of changes which occur in the deferred tax assets and deferred tax liabilities in respect of changes in the applicable tax rate.

PicS N.V. 11

2.4 NOTES TO THE BALANCE SHEET

ASSETS

	31-12-2025	31-12-2024
	BRL	BRL
1 Financial fixed assets		
Participating interests in group companies	2,563,361,619	1,398,292,001

Register of participations

	Share in issued capital in %
PicS Ltd., Cayman Islands	99.61
PicPay Participações e Investimentos Ltda, Brazil	100.00
PicPay Holding Ltda, Brazil	100.00

Participating interests in group companies

	31-12-2025	31-12-2024
PicS Ltd.	2,558,568,529	1,398,292,001
PicPay Participações e Investimentos Ltda	4,792,090	-
PicPay Holding Ltda	1,000	-
	2,563,361,619	1,398,292,001

PicS Ltd.

	31-12-2025	31-12-2024
Book value as at 1 January	1,398,292,001	-
Investments	1,160,276,528	1,398,292,001
Book value as at 31 December	2,558,568,529	1,398,292,001

On March 14, 2024, PicS N.V. acquired 99.61% of the shares of PicS Ltd, vested on the Cayman Islands, by means of a capital contribution through share premium.

PicPay Participações e Investimentos Ltda

	31-12-2025	31-12-2024
Book value as at 1 January	-	-
Investments	4,792,090	-
Book value as at 31 December	4,792,090	-

On April 7, 2025, PicS N.V. founded PicPay Participações e Investimentos Ltda. At December 31, 2025, PicS N.V. holds a direct interest of 100% in PicPay Participações e Investimentos Ltda and indirect interests of 95.25% and 100% respectively in Nosso Time Igaming S.A. and Zem Collection Ltda.

PicPay Holding Ltda

	31-12-2025	31-12-2024
Book value as at 1 January	-	-
Investments	1,000	-
Book value as at 31 December	1,000	-

On September 10, 2025, PicS N.V. founded PicPay Holding Ltda resulting in a 100% direct interest in the entity.

Compilation report issued 28 May 2026

PicS N.V. 12

	31-12-2025	31-12-2024
	BRL	BRL

2 Receivables

Receivables from group companies	102,723,095	-
Other current accounts	83,974	131,579
Other receivables, prepayments and accrued income	71,255,432	22,550,997
	174,062,501	22,682,576

Receivables from group companies

PicPay Instituição de Pagamento S.A.	86,947,627	-
PicPay Bank - Banco Múltiplo S.A.	12,572,856	-
Guiabolso Pagamentos Ltda	1,668,045	-
PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda	900,442	-
BX Negócios Inteligentes Ltda	504,504	-
Guiabolso Finanças Correspondente Bancário Ltda	129,621	-
	102,723,095	-

The receivables from group companies relate to share-based payment arrangements within the group. Under these arrangements, share-based compensation is granted to employees of PicS N.V. and its group companies.

PicS N.V. recognises the share-based payment arrangements as equity-settled transactions, with the corresponding credit recognised directly in equity. The costs relating to employees of group companies are allocated to those group companies, resulting in receivables from related parties, while the costs relating to employees of PicS N.V. are recognised in employee cost.

Other current accounts

Settlement account	83,974	131,579

The settlement account comprises temporary short-term balances arising from unsettled transactions at the reporting date. The account is stated at nominal value and management considers the balance fully recoverable.

Other receivables, prepayments and accrued income

Deferred offering costs	71,129,682	22,550,997
Other accrued income	125,750	-
	71,255,432	22,550,997

During the financial years 2024 and 2025, PicS N.V. incurred various costs directly related to the preparation of a potential Initial Public Offering ('IPO'). These costs mainly consist of legal, accounting and advisory fees.

3 Cash and cash equivalents

Banco do Brasil S.A.	20,770,804	12,377,749
Deposit	6,612,469	12,156,000
Cash	6	6
	27,383,279	24,533,755

Cash and cash equivalents are at the Company's free disposal.

Compilation report issued 28 May 2026

PicS N.V. 13 2025 2024 BRL BRL 4 Share capital Share capital Balance as at 1 January 5 5 Balance as at 31 December 5 5 The issued share capital consists of 200 (2024: 200) ordinary shares at par value of € 0.005 (2024: € 0.005). Compilation report issued 28 May 2026 5 Share premium reserve - 1,400,451,821 Balance as at 1 January 1,400,451,821 1,183,370,655 Share premium in financial year 1,400,451,821 2,583,822,476 Balance as at 31 December 319,900,656 The addition to the share premium reserve consist of the following transactions: - February 26, 2025: Share premium contribution from J&F International B.V. 50,290,145 - March 25, 2025: Share premium contribution from J&F International B.V. 125,523,818 - April 28, 2025: Share premium contribution from J&F International B.V. 49,989,389 - May 27, 2025: Share premium contribution from J&F International B.V. 108,442,375 - July 21, 2025: Share premium contribution from J&F International B.V. 149,358,168 - September 23, 2025: Share premium contribution from J&F International B.V. 360,000,000 - November 2, 2025: Share premium contribution from J&F International B.V. 19,866,104 - December 24, 2025: Share premium contribution from J&F International B.V. 1,183,370,655 Total contributions to the share premium reserve in the financial year 2025 6 Other reserves - (249,167) Balance as at 1 January (249,167) (47,170,758) Appropriation of result (249,167) (47,419,925) Balance as at 31 December Share - based payment reserve - - - 131,325,130 Balance as at 1 January Additions - 131,325,130 Balance as at 31 December At December 31, 2025, a cumulative amount of BRL 131,325,130 (2024: BRL 0) has been recognised in equity in respect of share - based payment arrangements. 7 Current liabilities - 13,297 Trade payables 45,305,673 85,974,689 Current payables to group companies - 4,641,408 Wage tax - 6,450,319 Current other payables, liabilities and accrued expenses 45,305,673 97,079,713

PicS N.V. 14

	31-12-2025 BRL	31-12-2024 BRL
Current payables to group companies		
PicPay Bank – Banco Múltiplo S.A. - Loan	23,430,459	24,820,235
PicPay Instituição de Pagamento S.A.	33,864,894	13,985,807
PicPay Bank - Banco Múltiplo S.A.	28,599,962	6,499,631
Picpay Holding Ltda	1,000	-
Crednovo Sociedade de Empréstimo Entre Pessoas S.A.	8,708	-
PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda	8,708	-
Guiabolso Finanças Correspondente Bancário Ltda	8,708	-
BX Negócios Inteligentes Ltda	52,250	-
	85,974,689	45,305,673

During the financial years 2024 and 2025, PicS N.V. incurred various costs directly related to the preparation of a potential Initial Public Offering ('IPO'). These costs mainly consist of legal, accounting and advisory fees. A significant portion of these IPO-related costs were paid directly by other entities in the group on behalf of the Company. As a result, PicS N.V. has a reimbursement obligation towards these related parties. This is excluding the loan with Picpay Bank - Banco Múltiplo S.A.

PicPay Bank – Banco Múltiplo S.A. - Loan

Balance as at 1 January	24,820,235	-
Issue in financial year	-	24,687,600
Currency translation differences	(2,786,505)	79,400
Interest	1,396,729	53,235
Balance as at 31 December	23,430,459	24,820,235

The loan was issued on December 18, 2024 and has a nominal value of USD 4,000,000. The loan is repayable on demand, bears an interest rate of 6.15% per annum, and is contractually due to be settled through a single payment on December 13, 2026. In accordance with the loan agreement, all amounts borrowed under the facility shall be applied by PicS N.V. towards financing general corporate purposes, capital expenditures, and operating expenses.

Payables relating to taxes and social security contributions

Wage tax	4,641,408	-

The wage tax payable position as at year-end includes an amount of BRL 4,449,074 (EUR 705,396) relating to a supplementary wage tax return filed after the reporting date, pertaining to management fees recognised in the 2025 financial year.

Current other payables, liabilities and accrued expenses

Net wages	3,634,027	-
Insurance accrual	2,806,617	-
Holiday allowance	9,675	-
	6,450,319	-

The balance of net salaries payable mainly represents amounts relating to 2025 payroll processed after year-end.

Off-balance-sheet rights, obligations and arrangements

Disclosure of off-balance sheet commitments

The entity operates share-based payment arrangements for employees and members of management. The arrangements are equity-settled and are designed to align the interests of employees and management with those of shareholders.

The share-based payment arrangements are subject to both a service condition and a non-market performance obligation. The overall vesting period is 5 years, divided into 5 annual tranches, each representing 20% of the total award.

Compilation report issued 28 May 2026

Compilation report issued 28 May 2026 15 PicS N.V. 2.5 NOTES TO THE INCOME STATEMENT 2024 2025 BRL BRL 8 Expenses of employee benefits - 40,190,964 Wages and salaries - 62,193 Social security charges and pensions cost - 40,253,157 Wages and salaries - 11,309,050 Salary board of directors - 28,602,036 Share - based payments - 279,878 Salaries - 40,190,964 Social security charges and pensions cost - 62,193 Social security charges 9 Other operating expenses - 107,321 Other expenses of employee benefits 13,621 150,704 Housing expenses - 1,032,194 Selling expenses 411,119 4,790,071 General expenses 424,740 6,080,290 General expenses 158,069 3,487,063 Insurance premium 112,638 1,238,638 Consultancy expenses 138,615 53,240 Legal expenses 1,797 11,130 Bank expenses 411,119 4,790,071 10 Financial income and expenses 9,025 155,558 Other interest and similar income (53,235) (2,272,599) Interest and similar expenses 219,783 1,279,730 Exchange rate differences 175,573 (837,311) Other interest and similar income 9,025 155,558 Received interest on deposits Interest and similar expenses 53,235 1,396,729 Interest on related party loan - 875,870 Other interest expenses 53,235 2,272,599 53,235 1,396,729 Interest on related party loan Interest liabilities to PicPay Bank – Banco Múltiplo S.A.

Compilation report issued 28 May 2026 PicS N.V. 16 2.6 OTHER NOTES Average number of employees Disclosure of average number of employees during the period During the 2025 financial year, the average number of employees at the company, converted into full - time employees, amounted to 1 (2024: 0.17). Subsequent events Disclosure of subsequent events On January 29, 2026, PicS N.V. completed its initial public offering (“IPO”) of Class A common shares on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) under the ticker symbol “PICS”. The Company issued and sold 22,857,143 Class A common shares at a public offering price of USD 19.00 per share (equivalent to BRL 98.71 per share at the exchange rate on the transaction date), resulting in aggregate gross proceeds of BRL 2,256,376,000 (USD 434,286,000) and net proceeds of BRL 2,098,430,000 (USD 403,886,000), after deducting underwriting discounts, commissions and other offering costs. The offering costs were accounted for as a direct deduction from equity, in accordance with applicable accounting standards. As a result of the IPO, the Company’s equity increased in 2026 by the amount of the net proceeds received from the offering. The IPO occurred subsequent to the reporting period. Accordingly, the issuance of Class A common shares did not have an impact on the Company’s consolidated financial position, results of operations or earnings per share for the reporting period presented. However, the IPO resulted in a significant increase in the Company's cash and cash equivalents and equity in 2026 by the amount of the net proceeds received, and will prospectively affect the number of shares outstanding and earnings per share in future periods. On February 18, 2026, the Company invested BRL 1,500,000,000 in PicPay Bank to support the bank's growth while meeting regulatory capital requirements. This investment did not impact the consolidated capital position. On January 29, 2026, prior to the closing of the offering, the Company's share capital comprised Class A common shares BRL 0.06 (EUR 0.01 nominal value), Class B common shares BRL 0.61 (EUR 0.10 nominal value) and conversion shares BRL 0.55 (EUR 0.09 nominal value). Each Class B common share is convertible into one Class A common share and one conversion share. Upon completion of the offering, the outstanding share capital of the Company was comprised of 43,135,919 Class A common shares and 86,451,624 Class B common shares. No conversion shares were outstanding after the offering. Following the offering, the Company's authorized share capital amounted to BRL 225,374,000 (EUR 36,360,000), and the Company remained in compliance with applicable Dutch statutory capital requirements. In February 2026, the Board of Directors of the Fundo Garantidor de Créditos (“FGC”) (Brazil's deposit insurance fund), approved an emergency recapitalization plan following the liquidation of certain banks by the Central Bank of Brazil, requiring member institutions, including subsidiaries of the Company, to advance contributions over a multi - year period. On March 25, 2026, the Company advanced BRL 170,137,000 to the FGC pursuant to this plan. In May 2026, the Company concluded the liquidation process of PicS Ltd (Cayman), officially terminating its operations and legal existence. Management assessed the impacts arising from this transaction and concluded that there are no additional material effects on the financial statements other than those already recognised and disclosed.

Compilation report issued 28 May 2026 PicS N.V. 17 SIGNING OF THE FINANCIAL STATEMENTS The financial statements has been prepared by the management. Amstelveen, 28 May 2026 E. Chedid Simoes J.A. Batista Costa M. Costa de Moura E.A. Cruz J.R. Gomes M.A. Teixeira Linares W.R. Pruett